                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                            Suiza Foods Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   865077101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   12/31/2000
- --------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 865077101                   13G                 PAGE ___  OF ___ PAGES
- --------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Calamos Asset Management, Inc.
- --------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


- --------------------------------------------------------------------------------
  3     SEC Use Only


- --------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        1111 East Warrenville Rd., Naperville, IL  60563
- --------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       2,247,039
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,247,039
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
- --------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,247,039
- --------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


- --------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        7.1%
- --------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IA
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)                                FORMS                              7102
- --------------------------------------------------------------------------------

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Section 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information require to be supplied by this schedule by certain securities holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the person involved for violation of the Federal securities laws and rules promulgated thereunder.

          General Instructions. A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statement filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

          B. Information contained in a form which is required to be filed by rules under Section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

          C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

     ITEM 1(a). NAME OF ISSUER:

                Suiza Foods Corporation
                ---------------------------------------------------------------

     ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                2515 McKinney Ave., Suite 1200, Dallas, TX 75201
                ---------------------------------------------------------------

ITEM 2(a)                                FORMS                              7103
- --------------------------------------------------------------------------------

ITEM 2(a). NAME OF PERSON FILING:
           Calamos Asset Management, Inc.
           ---------------------------------------------------------------------

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           1111 E. Warrenville Rd., Naperville, IL 60563
           --------------------------------------------------------------------

ITEM 2(c). CITIZENSHIP:
           Not Applicable
           --------------------------------------------------------------------

ITEM 2(d). TITLE OF CLASS OF SECURITIES:
           Common Stock
           --------------------------------------------------------------------

ITEM 2(e). CUSIP NUMBER:
           865077101
           --------------------------------------------------------------------

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:


   (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
   (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
           Act.
   (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
   (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
   (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
   (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned:
       2,247,039
       ------------------------------------------------------------------------
   (b) Percent of class:
       7.1%
       ------------------------------------------------------------------------
   (c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote 2,247,039*
                                                -------------------------------
  (ii) Shared power to vote or to direct the vote  0
                                                  ------------------------------
 (iii) Sole power to dispose or to direct the disposition of 2,247,039*
                                                             -------------------
  (iv) Shared power to dispose or to direct the disposition of  0
                                                               -----------------

*This report is being filed on behalf of Calamos Asset Management, Inc. ("Calamos"), an Illinois corporation and/or certain investment advisory clients or discretionary accounts, including investment companies registered under the Investment Company Act of 1940, relating to their collective beneficial ownership of the common stock of the Issuer. As a result of its role as investment adviser, Calamos may be deemed the beneficial owner of the securities of the Issuer.

SCHEDULE 13G                              FORMS                             7104
- --------------------------------------------------------------------------------

     INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has cased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
     Not Applicable

     Instruction. Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
     Not Applicable

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not Applicable

     If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10                                FORMS                                7105
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           2/14/2001
                                                  -----------------------------
                                                             (Date)

                                                  /s/ James S. Hamman, Jr.
                                                  -----------------------------
                                                          (Signature)

                                                  James S. Hamman, Jr. Sr. V.P.
                                                  & General Counsel
                                                  -----------------------------
                                                          (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

         Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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